Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 4 DATED DECEMBER 10, 2014

TO THE PROSPECTUS DATED APRIL 11, 2014

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated April 11, 2014, as supplemented by Supplement No. 1, dated November 13, 2014, Supplement No. 2, dated December 1, 2014 and Supplement No. 3, dated December 8, 2014 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. The purpose of this Supplement is to disclose our entry into a contract to sell a portfolio of office and industrial properties.

Portfolio Disposition

On December 9, 2014, we entered into a purchase and sale contract (the “Purchase Agreement”) with Gramercy Property Trust Inc. (“Gramercy”).

Pursuant to the Purchase Agreement, we agreed to sell a portfolio of twelve wholly owned office and industrial properties (including two data centers that we include within our industrial sector) comprising approximately 2.7 million net rentable square feet to Gramercy, an unrelated third party, for a gross sales price of approximately $399 million. The portfolio includes (i) six office properties comprising 1.1 million net rentable square feet located in Los Angeles, CA (three properties), Northern New Jersey, Miami, FL, and Dallas, TX, and (ii) six industrial properties comprising 1.6 million net rentable square feet located in Los Angeles, CA, Dallas, TX, Cleveland, OH, Chicago, IL, Houston, TX, and Denver, CO. The portfolio has in-place base rents totaling approximately $30.7 million per year, as of December 1, 2014, and is 100% leased with a weighted-average lease term of approximately 6.7 years. The properties in the portfolio are encumbered by a cross-collateralized mortgage note, a portion of which we expect will be assumed by Gramercy upon completion of this transaction. The mortgage note is also collateralized by certain properties that are not subject to this transaction, and we expect to repay the related portion of the mortgage note upon the completion of this transaction, in advance of the scheduled maturity. As of September 30, 2014, the mortgage note had an outstanding principal balance of $174.3 million, bearing interest at a fixed rate of 5.455% and maturing in July, 2020. The contract is subject to various contingencies, and we cannot provide assurance whether or when this transaction will occur. Gramercy made a deposit of $6 million upon execution of the Purchase Agreement. The Purchase Agreement provides for a due diligence period following execution through and including January 15, 2015 during which Gramercy may terminate the Purchase Agreement (with a full return of the signing deposit), for any reason or no reason. The current outside closing date is April 30, 2015, although such closing may occur earlier upon satisfaction of certain conditions.